Exhibit 2.1

SECOND AMENDMENT TO

ASSET PURCHASE AGREEMENT

This Second Amendment to Asset Purchase Agreement (this “Amendment”) is entered into as of the 5th day of November, 2004, by and among Presstek, Inc., a Delaware corporation (“Platinum”), Silver Acquisitions Corp., a Delaware corporation (“Purchaser”), Paragon Corporate Holdings, Inc., a Delaware corporation (“Parent”), A.B. Dick Company, a Delaware corporation and a wholly-owned subsidiary of Parent (“Seller”), A.B. Dick Company of Canada, Ltd., a Canada corporation and wholly-owned subsidiary of Seller (“Canada Sub”) and Interactive Media Group, Inc., an Ohio corporation and a wholly-owned subsidiary of Parent (“IMG” and together with Canada Sub and Seller, the “Sellers”).  Platinum, Purchaser, Parent and the Sellers may be referred to herein individually as a “Party” or collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into a certain Asset Purchase Agreement dated July 13, 2004, as amended by the First Amendment to Asset Purchase Agreement, dated as of August 20, 2004 (as amended, the “Asset Purchase Agreement”); and

WHEREAS, Section 13.8 of the Asset Purchase Agreement provides that it may be amended in a writing signed by the Parties to be bound.

NOW, THEREFORE, in order to induce the Parties to consummate the transactions contemplated by the Asset Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by all Parties hereto, the Parties agree as follows:

1.                                       Capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Asset Purchase Agreement.

2.                                       Purchaser and Platinum hereby agree that Section 2.1(e) of the Seller Disclosure Schedule is final and agreed upon as of the date hereof.

3.                                       Notwithstanding anything to the contrary contained in Sections 2.1 and 2.2 of the Asset Purchase Agreement, the Sellers agree to assign and the Purchaser hereby agrees to assume the Sellers’ retirement plans including Seller’s 401(k) Employees Savings & Investment Plan and Canada Sub’s Variable Investment Policy and Seller’s Great West Health Care medical plan.

4.                                       Section 2.3 of the Asset Purchase Agreement is hereby amended by adding the following clause at the end of the paragraph”

“; provided, however that the Parties agree not to allocate more that $3,200,000 of the Purchase Price to the Canada Sub for the Assets in Canada.”

5.                                       Section 2.4(a) of the Asset Purchase Agreement is hereby amended, in accordance with the sale order of the Bankruptcy Court for the District of Delaware, entered on November 3, 2004 (the “Sale Order”), by adding the following paragraphs after clause (iv):

“(v)                           any Liability for medical claims made with respect to or by any current employees of the Seller or IMG for periods prior to Closing but that are incurred but not reported as of the Closing, provided that the Seller is current on payment of all such medical claims in accordance with past practice in its ordinary course of dealing;

(vi)                              any Liability for Assumed Seller Contracts that the Purchaser has agreed to assume as set forth in Section 2.1(e) of the Seller Disclosure Schedule (except for the Assumed Seller Lease Contracts) in order to cure such contracts as may be assumed by Purchaser and assigned by the Sellers under Sections 363 and 365 of the Bankruptcy Code (for purposes hereof, the term “Assumed Seller Lease Contracts” shall mean those contracts that are contemplated by the Sale Order, inclusive of Exhibit “1” thereto);

(vii)                           any Liability for Assumed Seller Lease Contracts that the Purchaser has agreed to assume in order to cure such contracts assumed by Purchaser and assigned by the Sellers under Sections 363 and 365 of the Bankruptcy Code but only to the extent that such Liability exceeds $500,000 in the aggregate; and

(viii)                        any Liability for sales commissions earned in the ordinary course of business by current employees of the Seller whose place of employment is located in the United States for periods prior to Closing but that are unpaid as of Closing, provided however that the Purchaser shall not be responsible for any amount exceeding $425,000 in the aggregate.”

6.                                       Section 2.4(b) of the Asset Purchase Agreement is hereby amended by adding the phrase “Except as set forth in Section 2.4(a)(v),” before Section 2.4(b)(v).

7.                                       Section 2.4(b) of the Asset Purchase Agreement is hereby amended by adding the following paragraph after clause (xiv):

“Notwithstanding anything to the contrary contained in this Section 2.4(b), it is the intent of the parties that all Liabilities of Limited, except those for Taxes as set forth in clause (ii) above, shall be assumed by Purchaser pursuant to the transfer of ownership of Limited’s shares from Seller to Purchaser.”

8.                                       The provisions of Article 8 and Section 11.2 of the Asset Purchase Agreement are hereby modified to conform to the terms of the Bidding Procedures Order, entered by the Bankruptcy Court on September 16, 2004.

9.                                       Purchaser and Platinum hereby waive the conditions set forth in Section 10.6 of the Asset Purchase Agreement; provided that Sellers make commercially reasonable efforts to obtain the consents set forth in Section 3.4(b) of the Seller Disclosure Schedule through November 5, 2004, and that on or before November 5, 2004, Seller gives the Purchaser reasonable assurances that it will use commercially reasonable efforts (which shall not require Seller to expend any funds) to obtain such consents in a reasonable time frame post-closing.

10.                                 Section 10.12 of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“10.12  Accounts Receivable and Inventory. (i) At the Effective Time, the sum of accounts receivable and inventory, less deferred revenue, of Seller and Canada Sub shall be at least $22,700,000 on a cumulative basis, and (ii) Limited shall have $5,400,000 in net assets (including the intercompany payable due to Seller from Limited in the amount of $1,600,000), in each case measured in accordance with GAAP.  In determining the amount of inventory for purposes of the calculations under this Section 10.12, the Parties agree that Seller is permitted to include pre-paid deposits for inventory.”

11.                                 Purchaser and Platinum hereby waive the conditions set forth in Section 10.13 of the Asset Purchase Agreement; provided that Purchaser and Platinum receive, on or before November 5, 2004, reasonable assurances that the Reviewers will deliver the financial statements and other documents required by Section 10.13 within a reasonable time period after the Closing, including without limitation confirmation from the Reviewers as to the current status of the review as of the Closing, and an escrow of funds reasonably sufficient to pay for the fees and expenses to be incurred by the Reviewers to complete their work.

12.                                 Section 11.1 of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“11.1  Termination of Agreement.  Certain of the Parties may terminate this Agreement as provided below:

a.                                       Purchaser and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

b.                                      Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to the Closing in the event (A) Seller has within the then previous ten (10) business days given Purchaser any notice pursuant to Section 5.1 above and the development that is the subject of the notice (i) has occurred between the date hereof and the Closing (ii) has caused a Material Adverse Effect or (B) if the Closing shall not have occurred on or before November 15, 2004, by reason of the failure of any condition precedent under Section 10 hereof (unless the failure results primarily from Purchaser itself Breaching any representation, warranty, or covenant contained in this Agreement);

c.                                       Purchaser or Seller may terminate this Agreement by giving written notice to the other party at any time prior to Closing in the event that (i) Seller has accepted or selected, and the Bankruptcy Court has approved, the bid or bids (including a credit bid) of any Person or Persons other than Purchaser or any of its Affiliates to purchase all or any portion of Seller’s businesses or Assets, and such transaction or transactions contemplated by any such bid or bids has been consummated, or (ii) Seller withdraws its support for the transactions contemplated by this Agreement and seeks to have a stand-alone plan of reorganization confirmed by the Court;

d.                                      Purchaser or Seller may terminate this Agreement by giving written notice to the other party at any time prior to Closing if the Sale Order shall not have been entered by the Bankruptcy Court on or before November 15, 2004;

e.                                       Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to Closing if any condition precedent under Section 10 hereof shall fail to be satisfied or is incapable of being satisfied as of the Closing (unless the failure results primarily from Purchaser itself Breaching any representation, warranty, or covenant contained in this Agreement); provided however, Purchaser’s closing of the transactions contemplated by this Agreement shall constitute a waiver of any condition precedent under Section 10 hereof that is not satisfied as of the Closing; or

f.                                         Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to Closing if (A) any condition precedent under Section 9 hereof shall fail to be satisfied or is incapable of being satisfied as of the Closing or (B) Purchaser has Breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified Purchaser of such Breach and the Breach has continued without cure for a period of fifteen (15) days after the notice of Breach (unless the failure results primarily from Seller itself Breaching any representation, warranty, or covenant contained in this Agreement); provided however, Seller’s closing of the transactions contemplated by this Agreement shall constitute a waiver of any condition precedent under Section 9 hereof that is not satisfied as of the Closing.”

13.                                 Section 11.3 of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“11.3  Effect of Termination.  Except as provided in Sections 11.2 or 2.5, in the event that this Agreement is terminated by either Party then said termination shall be the sole remedy of the Parties with respect to Breaches of any covenant, representation, or warranty contained in this Agreement and none of the Parties nor any of their respective directors, officers, members, or Affiliates, as the case may be, shall have any liability or further obligation to the other party or any of their respective directors, officer, members, or Affiliates, as the case may be, pursuant to this Agreement, except upon a willful Breach by a Party (in which case the non-Breaching Parties shall have all rights and remedies existing at law or in equity).  Upon any termination of this Agreement pursuant to Section 11.1, all Confidential Information of any Party shall be returned to the other Parties.”

14.                                 Section 2.5 of the Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“2.5  Deposit.  An earnest money deposit (the “Deposit”) in the amount of the Two Million Dollars ($2,000,000) shall be paid by Purchaser on the entry of the Sale Procedures Order (as defined in Section 8.1) into an escrow account in accordance with a customary escrow agreement (the “Escrow Agreement”).  The Deposit shall be applied to the Purchase Price payable by Purchaser on the Closing Date.  If this Agreement shall be terminated by any Party pursuant to Section 11.1, other than a termination pursuant to Section 11.1(f) as a result of any Breach of a representation, warranty or covenant by

Purchaser, then the Deposit shall be returned to Purchaser.  If this Agreement shall be terminated by Seller pursuant to Section 11.1(f) as a result of a Breach of a representation, warranty or covenant by Purchaser, then the Deposit shall be paid to Seller.  Notwithstanding any other provision to the contrary contained herein, the Deposit shall be the sole and exclusive remedy of Seller against Platinum and Purchaser under this Agreement.”

15.                                 Seller’s Disclosure Schedules to the Asset Purchase Agreement are hereby amended to include the disclosures listed on Exhibit A attached hereto and incorporated herein, and the sections of the Asset Purchase Agreement referenced in such Exhibit A are hereby deemed to be qualified by reference to such disclosures to the extent that such qualification does not already exist in such section.

16.                                 Purchaser and Platinum hereby waive any Breach of any representation, warranty or covenant of any other Party to the Asset Purchase Agreement that either Purchaser or Platinum is aware of as of the date hereof or that may exist as a result of the disclosures contained in this Amendment.  Both Purchaser and Platinum acknowledge and confirm that as of the date hereof they are not aware of (a) the occurrence of any Material Adverse Effect with respect to Seller since the date of the Asset Purchase Agreement, (b) the existence of any Order by any Governmental Authority, or any other fact or circumstance, which would prohibit or render illegal the transactions contemplated by the Asset Purchase Agreement, (c) any material permit or authorization that must be obtained and has not been already obtained from, or any other action that must be taken and has not already been taken by, any Governmental Authority having jurisdiction over the parties and the actions proposed to be taken pursuant to the Asset Purchase Agreement (other than the entry of the Sale Order by the Bankruptcy Court), or (d) the existence of any pending litigation or pending proceeding that could reasonably be expected to have the effect of enjoining or preventing the consummation, or altering the terms, or any of the transactions provided for in this Agreement or that could reasonably be expected to have a Material Adverse Effect on Seller, the Assets, the Assumed Liabilities or the business to be conducted with the Assets by Purchaser other than the instant proceedings in the Bankruptcy Court.

17.                                 Seller, Parent, Canada Sub and IMG hereby waive any Breach of any representation, warranty or covenant of any other Party to the Asset Purchase Agreement that any of Seller, Parent, Canada Sub or IMG is aware of as of the date hereof or that may exist as a result of the disclosures contained in this Amendment.  Each of Seller, Parent, Canada Sub and IMG acknowledge and confirm that as of the date hereof they are not aware of (a) the occurrence of any material adverse effect with respect to Platinum since May 31, 2004, (b) the existence of any Order by any Governmental Authority, or any other fact or circumstance, which would prohibit or render illegal the transactions contemplated by the Asset Purchase Agreement, (c) any material permit or authorization that must be obtained and has not been already obtained from, or any other action that must be taken and has not already been taken by, any Governmental Authority having jurisdiction over the parties and the actions proposed to be taken pursuant to the Asset Purchase Agreement (other than the entry of the Sale Order by the Bankruptcy Court), or (d) the existence of any pending litigation or pending proceeding that could reasonably be expected to have the effect of enjoining or preventing the consummation, or altering the terms, or any of the transactions provided for in this Agreement or that could reasonably be expected to have a Material Adverse Effect on Platinum, other than the instant proceedings in the Bankruptcy Court.

18.                                 From the Effective Time, Platinum and Purchaser hereby agree to provide Sellers, its professionals, the official committee of unsecured creditors, and its professionals with reasonable access, during regular business hours, to the Sellers’ business records to pursue and/or defend estate claims, provided that Platinum and/or Purchaser are reimbursed for their reasonable expenses in connection therewith.

19.                                 Except as explicitly set forth in this Amendment, the Parties hereby reaffirm the Asset Purchase Agreement in its entirety.

20.                                 The validity of this Amendment, the construction of its terms and the interpretation and enforcement of the rights and duties of the Parties of this Amendment will be exclusively governed by and construed in accordance with the internal laws of the State of New York as applied to agreements entered into solely between residents of and to be performed entirely in the State of New York, without reference to that body of law relating to conflicts of law or choice of law.

21.                                 This Amendment may be executed in counterparts, each of which will be an original as regards any Party whose name appears thereon and all of which together will constitute one and the same instrument.  This Amendment will become binding when one or more counterparts hereof, individually or taken together, bear the signatures of all the Parties reflected hereon as signatories.

22.                                 Parent and Seller agree that if Platinum or Purchaser considers or is advised that further actions, deeds, assignments or assurances, as such are identified on a schedule provided by the Platinum or Purchaser at Closing, are reasonably necessary or desirable to sell, convey, assign, transfer and deliver the Assets to the Purchaser, free and clear of all Encumbrances other than the Permitted Encumbrances, Parent and Seller shall take all reasonable actions, execute and deliver all such proper deeds, assignments and assurances and do all other things reasonably necessary to vest, perfect or confirm title to such Assets or rights in Purchaser and take all such other lawful and reasonably necessary action to carry out the purposes of Asset Purchase Agreement, including without limitation Sellers using their commercially reasonable efforts (which shall not require Seller to expend any funds) to assist the Parent, Purchaser and Reviewers in completing the review required by Section 10.13 of the Asset Purchase Agreement.

23.                                 The Parties understand and agree that the amendments to the Asset Purchase Agreement made by this Amendment are with the understanding that the Closing will occur by 11:59 p.m. EST on November 5, 2004 and upon such Closing shall be deemed effective as of 12:01 a.m. EST on November 5, 2004.  To the extent that the Closing does not occur effectively as of such time, the Parties agree to negotiate in good faith to amend this Amendment and the Asset Purchase Agreement in consideration of the actual date of the Closing.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first written above.

PRESSTEK, INC.		PARAGON CORPORATE HOLDINGS, INC.

By:	/s/ Edward J. Marino	By:	/s/ Jeffrey S. Herden
Name:	Edward J. Marino	Name:	Jeffrey S. Herden
Title:	President and CEO	Title:	Secretary

SILVER ACQUISITIONS CORP.		A.B. DICK COMPANY

By:	/s/ Edward J. Marino	By:	/s/ Stephen S. Gray
Name:	Edward J. Marino	Name:	Stephen S. Gray
Title:	President and CEO	Title:	CRO

A.B. DICK COMPANY OF CANADA, LTD.

		By:	Gerry Welstead
		Name:	Gerry Welstead
		Title:	Contoller

INTERACTIVE MEDIA GROUP, INC.

		By:	/s/ Jeffrey S. Herden
		Name:	Jeffrey S. Herden
		Title:	Secretary